

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

June 27, 2006

Mr. Charles E. Ayers, Jr.
Unioil
3817 Carson Avenue
P.O. Box  200310
Evans, Colorado 80620

> **Re:** **Unioil**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed May 15, 2006**
> **File No. 0-10089**

Dear Mr. Ayers:

We have reviewed your response letter and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

1.     Please file your letters of correspondence with us dated December 30, 2005, January 9, 2006, and February 1, 2006 on EDGAR.

Controls and Procedures, page 17

2.     We note your disclosure in which you state your chief executive officer has concluded that your disclosure controls and procedures contain material weaknesses.  Please state whether your chief executive officer concluded your disclosure controls and procedures were effective or ineffective as of the end of the reporting period covered by the report.  We presume your chief executive

officer would have concluded your disclosure controls and procedures were ineffective given the fact that material weaknesses existed as of the evaluation date. However, to the extent the chief executive officer concluded your disclosure controls and procedures were in fact effective; please disclose in reasonable detail the basis for his conclusions.

3.      We have read your response to prior comment three in our letter dated March 1, 2006 in which you indicate that the diversion of funds by your former CFO was made possible by several conditions which, in the aggregate, constituted a material weakness. In addition, within your controls and procedures discussion you indicate your disclosure controls and procedures contain material weaknesses. Please disclose in further specificity the nature of the material weaknesses identified and the impact these weaknesses had on your financial reporting and control environment. In addition, discuss management's current plans, if any, for remediating the weaknesses.

4.      We note your statement that there were no "significant changes" in the Company's "disclosure controls" or in other factors that could have a material affect upon the Company's internals. Please comply with Item 308(c) of Regulation S-B which requires that you disclose *any* change in your *internal control* over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. If there were no changes in your internal controls over financial reporting during the fourth fiscal quarter, then provide disclosure to that effect. Please also address this issue in your Form 10-QSB for the quarter ended March 31, 2006.

Financial Statements

Note 2 – Correction of Errors, page 7

5.      We note that you restated your statement of operations for the fiscal year ended December 31, 2004 to comply with Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X. Please address this restatement in your Correction of Errors note disclosure.

6.      We note that you no longer present the funds misappropriated by your CFO as an extraordinary item on your statement of operations for the fiscal year ended December 31, 2004. Please disclose that you have reclassified this amount in your restated financial statements.

7.      We note that you restated your 2004 financial statements for a number of items. Please disclose in further detail the nature of each error you identified in your

previously issued financial statements as required by paragraph 37 of APB-20. Since you are correcting your financial statements for multiple errors, disclose how the correction of each error impacted your net income and per share amounts for the year ended December 31, 2004. In addition, please present restated quarterly financial information for the 2004 and 2005 interim periods. Finally, please consult with your auditors regarding the inclusion of an explanatory paragraph in their report indicating the 2004 financial statements have been restated. Refer to AU 420.12 and AU 508.16-18.

8. We note that you have restated your income tax provision for the year ended December 31, 2004 and your retained earnings balance as of December 31, 2003 to reflect a reduction in your income tax valuation allowance. It appears that this restatement is the result of you revising your assumptions underlying the use of net operating losses. An accounting change such as this is typically treated as a change in accounting estimate. As indicated in paragraph 31 of APB 20, the effect of a change in accounting estimate is accounted for prospectively. Please disclose why you have treated this accounting change as a correction of an error rather than as a change in accounting estimate.

Note 1- Summary of Significant Accounting Policies

Oil and Gas Properties, page 6

9. Please expand your disclosure to identify the petroleum engineers who provided you with estimated of your proved reserves and that they are independent, if true.

Oil and Gas Producing Activities, page 15

10. We note that you have revised your estimate of proved undeveloped reserves. Please expand your disclosure to discuss the reasons for the revisions. In addition, please label your 2004 reserve information as 'restated.'

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief